Exhibit (n)(1)

Consent of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

PennantPark Floating Rate Capital Ltd. and Subsidiary

We consent to the use of our audit reports dated November 14, 2012 with respect to the consolidated financial statements of PennantPark Floating Rate Capital Ltd. and its subsidiary (the “Company”) as of September 30, 2012 and 2011, and for the year ended September 30, 2012 and for the period from March 4, 2011 (commencement of operations) to September 30, 2011, and the effectiveness of internal control over financial reporting as of September 30, 2012, included in the Registration Statement on Form 497, and to the references to our firm under the headings “Selected Financial Data”, “Senior Securities” and “Independent Registered Public Accounting Firm” in such registration statement.

/s/ KPMG LLP

New York, New York

March 20, 2013